FORM 12b-25(b)

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K [ ] Form 10-QSB

[ ] Form N-SAR

For Period Ended:  June 30, 2002

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

For the Transition Period Ended: . . . . . . . . . . .

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Read Attached Instruction Sheet Before Preparing Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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PART I - Registrant Information

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Full Name of Registrant

Former Name if Applicable

Colley Corporation

Address of Principal Executive Office (Street and Number)

425 Walnut Street, Suite 2300

City, State and Zip Code

Cincinnati, Ohio  45202

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PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[XX]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The Registrant’s prior auditors resigned in July 2002 and the Registrant was only able to retain a new audit firm, KGA Group, as of September 24, 2002.  The Registrant also determined to change its fiscal year to June 30, to match that of the Registrant’s sole operating subsidiary.  Because of these late developments, the Registrant is unable to complete its From 10-KSB by the September 28 filing date.

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PART IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:

Roger W. Ach II               (513)

721-3900

(Name)                     (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Colley Corporation had no active operations during its last fiscal year, ended December 31, 2001, or during the 12 months ended June 30, 2001.  Colley Corporation’s only operations since July 31, 2000 (the date of the approval Amended Joint Plan of Reorganization of the predecessor of Colley Corporation) were in connection with the acquisition of a majority interest in a subsidiary whose fiscal year ended on June 30, 2002.  The necessary financial statements of the subsidiary for the period ended June 30, 2002 have not been completed as of this filing.  The results of operations for the period ended June 30, 2002 will reflect the Company’s ownership interest in the subsidiary from June 26 to June 30, 2002.  This change cannot be quantified until the fiscal year end financial statements of the subsidiary have been finalized.

Colley Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2002

By:

/s/Roger W. Ach, II

Roger W. Ach, II

President

INSTRUCTION:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form, accountant’s statement or other exhibit.